Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Entree Makes New Porphyry Copper Discovery at Lordsburg, New Mexico

     VANCOUVER, Jan. 15 /CNW/ - Entree Gold Inc. (TSX:ETG; AMEX:EGI;
Frankfurt:EKA - "Entree" or the "Company") announces the discovery of porphyry copper-gold mineralization on its Lordsburg property. This is the first time porphyry-style mineralization has been found in this region of New Mexico, previously known only for high grade vein deposits. The Lordsburg area will be the focus of follow-up work in 2009.
     Greg Crowe, President and CEO of Entree Gold stated, "This new discovery is particularly exciting because it confirms our belief that the Lordsburg area has potential to host large tonnage copper-gold systems. It also emphasizes the effectiveness of the proprietary exploration techniques developed by our partner, Empirical Discovery, in locating concealed porphyry-style mineralization."
     Entree has completed four diamond drill holes totaling 2,563 m (8,405 ft)
on the Lordsburg property. The four widely spaced holes were drilled as initial tests for buried porphyry-style copper mineralization based on promising geophysical, geochemical and geological indicators.
     Discovery hole EG-L-08-002 cored a 310 metre (1,017 ft) interval of copper and gold mineralization in the northwestern portion of the property.
     Hole EG-L-08-002 encountered a broad zone of potassic alteration
(K-feldspar, secondary biotite +/- magnetite) in plagioclase porphyry and andesite wallrocks from surface to a depth of 557 m (end of hole, 1827 ft)
with porphyry-style copper-gold mineralization from 156 m. The hole intersected 310 m of 0.14% copper and 0.08 g/t gold with intervals of higher grade mineralization up to 0.33% copper and 0.26 g/t gold as shown in the following table.

     <<
      Table 1: Summary of mineralized intervals from 2008 drill program.

     -------------------------------------------------------------------------
       Hole ID      From (m)       To (m)   Interval (m)   Cu (%)   Au (g/t)
     -------------------------------------------------------------------------
     EG-L-08-002     156.0         466.0       310.0        0.14     0.08
     -------------------------------------------------------------------------
      Including      182.0         211.3        29.3        0.21     0.12
     -------------------------------------------------------------------------
      Including      240.0         254.0        14.0        0.33     0.26
     -------------------------------------------------------------------------
     >>

     Copper mineralization (primarily chalcopyrite and bornite) is disseminated in both plagioclase porphyry and andesite wallrock and occurs in quartz stockwork veins, K-feldspar-biotite-magnetite veins and fracture coatings cutting porphyritic intrusive rocks and andesite. The mineralized interval is cut by several barren to weakly mineralized, late-stage rhyolite and quartz diorite dykes. Core is oxidized and partially leached from surface to approximately 150 m downhole.
     Holes EG-L-08-001 and EG-L-08-003, located 1.3 km (0.8 miles) southeast and 1.7 km (1.1 miles) southwest of EG-L-08-002 respectively, were drilled to test buried induced polarization ("IP") anomalies. Both holes encountered broad zones of pervasive propylitic alteration (epidote and chlorite) and are interpreted to be peripheral to the mineralized, potassically altered rocks found in EG-L-08-002. No significant assays were returned from EG-L-08-001.
Assays from EG-L-08-003 are pending.
     The final drill hole of the program, EG-L-08-004, is located approximately 4 km (2.5 miles) east of EG-L-08-002 and was drilled to test an
IP anomaly beneath younger volcanic rocks. The hole intersected unaltered,
Tertiary volcanic rocks and faulted blocks of propylitically altered
Cretaceous pyritic andesite similar to rocks encountered in EG-L-08-003.
Analyses of EG-L-08-004 are pending.
     This new discovery remains open in all directions with the closest drill hole currently located 1.3 km (0.8 miles) to the southeast of EG-L-08-002.
Additional drill testing of this target is planned as soon as amendments to the drill permits have been approved by the Bureau of Land Management and the
State of New Mexico. The drill used for the 2008 program remains on site.

     QUALITY ASSURANCE AND CONTROL

     Robert Cann, P.Geo., Entree's Vice-President, Exploration, a qualified person as defined by NI 43-101, supervised the preparation of the technical information in this news release.
     Split core samples were prepared and analyzed at Skyline Assayers &
Laboratories in Tucson, Arizona and at Acme Analytical Laboratories in
Vancouver, Canada. Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data. Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

     ABOUT ENTREE GOLD INC.

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. In North
America, the Company is exploring for copper porphyry systems in the southwest
USA under agreements with Empirical Discovery LLC.
     The Company is a large landholder in Mongolia, where it holds three exploration licenses that comprise the 179,590-hectare Lookout Hill property.
Lookout Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of
Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett deposit and the newly discovered Heruga deposit.
     The Company continues to explore its large landholdings in Mongolia as well, including the coal discovery Nomkhon Bohr. Entree is also evaluating new opportunities throughout the region and elsewhere in Asia. Entree is exploring the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
     The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury in excess of C$50 million, the Company is well funded for future activities.
     Ivanhoe Mines and Rio Tinto are major shareholders of Entree, holding approximately 15% and 16% of issued and outstanding shares respectively.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271554

     /For further information: Mona Forster, VP & Corporate Secretary, Entree
Gold Inc., Tel: (604) 687-4777, E-mail: mforster(at)entreegold.com; Primoris
Group, Tel: (866) 368-7330, Email: info(at)entreegold.com/
     (ETG. EGI)

CO:  Entree Gold Inc.

CNW 21:00e 15-JAN-09